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                                                                      EXHIBIT 99


                       RACI HOLDING, INC. AND SUBSIDIARIES
            RECONCILIATION OF INCOME (LOSS) FROM OPERATIONS TO EBITDA
                              (Dollars in Millions)

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


                                                      -----------------------------------------------------------------
                                                                               Unaudited
                                                      -----------------------------------------------------------------
                                                      QUARTER ENDED SEPTEMBER 30,         YEAR-TO-DATE SEPTEMBER 30,
                                                      ---------------------------     ---------------------------------
                                                           1997          1996              1997              1996
                                                      -------------  ------------     -------------    ----------------
      NET INCOME (LOSS) FROM OPERATIONS (A)           $          6.8 $         3.7    $          4.5   $            (0.3)

         Interest Expense                                        6.0           6.9              18.7                19.2
         Provision (Benefit) for Income Taxes                    4.5           2.9               3.5                (0.3)
         Depreciation and Amortization (B)                       3.9           3.5              11.3                10.2
         Other (C)                                               0.0           0.8               0.8                 2.1
                                                      --------------  ------------     -------------    ----------------
         Total                                                  14.4          14.1              34.3                31.2
                                                      --------------  ------------     -------------    ----------------

         EBITDA AT SEPTEMBER 30                       $         21.2 $        17.8    $         38.8   $            30.9
                                                      ==============  ============     =============    ================
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Notes:

(A) EBITDA as presented may not be comparable to similar measures reported by other companies. Generally, EBITDA is defined to consist of net income
     (loss), adjusted to exclude cash interest expense, income tax expense, depreciation, amortization, non-cash expenses and charges, gain or loss on sale or write-off of assets, and extraordinary, unusual or nonrecurring gains, losses, charges or credits. EBITDA is presented to facilitate a more complete analysis of the Company's financial performance, by adding back non-cash and nonrecurring items to operating income, as an indicator of the Company's ability to generate cash to service debt and other fixed obligations. Investors should not rely on EBITDA as an alternative to operating income or cash flows, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, liquidity or ability to meet cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's operating income and cash flows.

(B) Excludes amortization of deferred financing costs of $0.4 and $0.4 for the quarter, and $1.3 and $1.2 for the year-to-date period ended September 30, 1997 and 1996, respectively, which is included in interest expense.

(C)  Other includes unusual and nonrecurring charges.